Exhibit 28(m)(5) under Form N-1A

Exhibit 1 under Item 601/Reg. S-K

EXHIBIT F

to the

Distribution Plan

FEDERATED INSURANCE SERIES:

Federated Managed Volatility Fund II

Service Shares

This Exhibit to the Distribution Plan is adopted as of the 16th day of November, 2017, by Federated Insurance Series with respect to the Service Shares of the portfolio~~s~~ of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.25 of 1% of the average aggregate net asset value of the Service Shares of the portfolio of Federated Insurance Series set forth above held during the month.

Witness the due execution hereof this 26th day of April, 2018.

FEDERATED INSURANCE SERIES

By: /s/ John B. Fisher

Name: John B. Fisher

Title: President